Exhibit 99.1

Corporación América Airports S.A. Reports September 2023 Passenger Traffic

Total passenger traffic up 15.7% YoY reaching 99% of pre-pandemic levels

Armenia, Ecuador, Argentina and Italy above September 2019 levels

Aircraft movements 1.3% above September 2019

LUXEMBOURG--(BUSINESS WIRE)--October 18, 2023--Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”), one of the leading private airport operators in the world, reported today a 15.7% year-on-year (YoY) increase in passenger traffic in September 2023, reaching 98.9% of September 2019 levels.

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights (2023 vs. 2022)
Statistics	Sep'23	Sep'22	% Var.	YTD’23	YTD'22	% Var.
Domestic Passengers (thousands)	3,844	3,226	19.2%	33,856	27,465	23.3%
International Passengers (thousands)	2,612	2,180	19.8%	21,273	15,347	38.6%
Transit Passengers (thousands)	585	680	-14.0%	5,298	4,445	19.2%
Total Passengers (thousands)	7,042	6,085	15.7%	60,426	47,257	27.9%
Cargo Volume (thousand tons)	30.9	29.0	6.7%	268.6	250.6	7.2%
Total Aircraft Movements (thousands)	71.9	65.2	10.3%	639.9	537.8	19.0%

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights (2023 vs. 2019)
Statistics	Sep'23	Sep'19	% Var.	YTD’23	YTD'19(1)(2)	% Var.
Domestic Passengers (thousands)	3,844	3,979	-3.4%	33,856	35,463	-4.5%
International Passengers (thousands)	2,612	2,490	4.9%	21,273	21,590	-1.5%
Transit Passengers (thousands)	585	652	-10.3%	5,298	6,198	-14.5%
Total Passengers (thousands)	7,042	7,122	-1.1%	60,426	63,251	-4.5%
Cargo Volume (thousand tons)	30.9	31.9	-3.0%	268.6	310.1	-13.4%
Total Aircraft Movements (thousands)	71.9	71.0	1.3%	639.9	645.3	-0.8%
(1)

Note that preliminary passenger traffic figures for 2019, as well as January 2020 for Ezeiza Airport, in Argentina, were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues, as tariffs are applicable on departure passengers.

(2)	Cargo volumes in Uruguay were rectified from January 2019 to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only.

Passenger Traffic Overview

Total passenger traffic grew 15.7% compared to the same month of 2022, supported by the ongoing recovery in travel demand after the Covid-19 pandemic and the gradual resumption of routes and frequencies across all countries of operations. Overall passenger traffic reached 98.9% of September 2019 levels, substantially in line with the 98.7% posted in August, with international passenger traffic surpassing pre-pandemic levels of September 2019 by 4.9%. Domestic traffic stood at 96.6% of September 2019, in line with 96.3% in August.

In Argentina, total passenger traffic continued to recover in September, increasing by 20.4% year-over-year (YoY) and surpassing pre-pandemic volumes by 2.1%. Domestic traffic was 7.5% higher than the levels in September 2019, while international passenger traffic also continued to recover, reaching 90.7% of pre-pandemic levels, up from the 87.0% recorded in August.

In Italy, passenger traffic grew by 18.2% compared to the same month in 2022 and surpassed pre-pandemic levels for the third consecutive month, increasing by 1.6% compared to September 2019, down from the 4.1% recorded in August when traffic benefited from the summer season. International passenger traffic, which accounted for 80% of the total traffic, was in line with September 2019 levels, while domestic passenger traffic surpassed pre-pandemic levels by 7.8%. Although some pre-pandemic destinations still need to resume at Pisa airport, Florence airport has already exceeded 2019 levels and was 10.4% above September 2019 traffic volumes.

In Brazil, total passenger traffic decreased slightly by 0.1% YoY, reaching 92.9% of September 2019 levels. This decline is down from the 101.4% recorded in August. Domestic traffic, which accounted for almost two-thirds of the total traffic, reached 95.6% of pre-pandemic levels, while transit passengers stood at 87.5% of September 2019 levels, a slight decrease from the 88.9% recorded in August.

In Uruguay, total passenger traffic, which is largely international, continued to recover and increased 31.3% YoY, reaching 94.5% of September 2019 levels, up from 91.3% recorded in August.

In Ecuador, passenger traffic increased 5.7% YoY and surpassed pre-pandemic volumes by 20.8%. Both domestic and international passenger traffic exceeded pre-pandemic levels by 25.7% and 15.7%, respectively. The comparison with pre-pandemic benefited from the airport’s closure during three weekends of September 2019.

In Armenia, passenger traffic continued its solid recovery trend, increasing by 34.2% YoY and surpassing the pre-pandemic levels of September 2019 by 62.7%.

Cargo Volume and Aircraft Movements

Cargo volume increased 6.7% YoY and improved to 97.0% of September 2019 levels, or 98.3% when adjusting for the discontinuation of operations in Peru. Cargo volumes in Armenia, Ecuador and Uruguay were above pre-pandemic levels, whereas Italy stood at 79.8%, Argentina at 89.7% and Brazil at 92.9%. Almost 70% of cargo volume originated in Argentina, Ecuador and Uruguay.

Aircraft movements increased 10.3% YoY and surpassed September 2019 levels by 1.3%, or 5.5% when adjusting for the discontinuation of operations in Peru. All the countries of operations, except Brazil, exceeded September 2019 pre-pandemic levels.

Summary Passenger Traffic, Cargo Volume and Aircraft Movements (2023 vs. 2022)
	Sep'23	Sep'22	% Var.	YTD'23	YTD'22	% Var.
Passenger Traffic (thousands)
Argentina(1)	3,684	3,060	20.4%	32,010	23,949	33.7%
Italy	876	741	18.2%	6,368	5,151	23.6%
Brazil	1,378	1,380	-0.1%	12,770	11,403	12.0%
Uruguay	165	126	31.3%	1,418	1,006	41.0%
Ecuador	398	376	5.7%	3,673	3,116	17.9%
Armenia	540	403	34.2%	4,187	2,632	59.1%
TOTAL	7,042	6,085	15.7%	60,426	47,257	27.9%

(1) See Footnote 1 in previous table. (2) See Footnote 2 in previous table.
Cargo Volume (tons)
Argentina	16,078	15,056	6.8%	138,565	134,716	2.9%
Italy	856	1,299	-34.1%	9,479	11,091	-14.5%
Brazil	5,443	5,651	-3.7%	48,430	41,231	17.5%
Uruguay(2)	2,413	2,248	7.3%	23,343	24,198	-3.5%
Ecuador	2,591	2,532	2.3%	24,331	25,227	-3.6%
Armenia	3,526	2,186	61.3%	24,475	14,181	72.6%
TOTAL	30,907	28,972	6.7%	268,623	250,644	7.2%
Aircraft Movements
Argentina	38,091	33,419	14.0%	343,034	276,659	24.0%
Italy	7,965	7,300	9.1%	60,452	53,492	13.0%
Brazil	12,860	12,333	4.3%	119,404	105,440	13.2%
Uruguay	2,148	2,014	6.7%	23,143	19,539	18.4%
Ecuador	6,581	6,424	2.4%	59,688	57,545	3.7%
Armenia	4,272	3,705	15.3%	34,220	25,121	36.2%
TOTAL	71,917	65,195	10.3%	639,941	537,796	19.0%

Summary Passenger Traffic, Cargo Volume and Aircraft Movements (2023 vs. 2019)
	Sep'23	Sep'19	% Var.	YTD'23	YTD'19	% Var.
Passenger Traffic (thousands)
Argentina(1)	3,684	3,608	2.1%	32,010	32,759	-2.3%
Italy	876	862	1.6%	6,368	6,431	-1.0%
Brazil	1,378	1,483	-7.1%	12,770	13,947	-8.4%
Uruguay	165	175	-5.5%	1,418	1,665	-14.8%
Ecuador	398	329	20.8%	3,673	3,382	8.6%
Armenia	540	332	62.7%	4,187	2,424	72.7%
Peru		332	-	-	2,642	-
TOTAL	7,042	7,122	-1.1%	60,426	63,251	-4.5%

(1) See Footnote 1 in previous table. (2) See Footnote 2 in previous table.
Cargo Volume (tons)
Argentina	16,078	17,932	-10.3%	138,565	164,377	-15.7%
Italy	856	1,072	-20.2%	9,479	9,567	-0.9%
Brazil	5,443	5,857	-7.1%	48,430	68,362	-29.2%
Uruguay(2)	2,413	2,167	11.4%	23,343	20,983	11.2%
Ecuador	2,591	2,316	11.9%	24,331	29,360	-17.1%
Armenia	3,526	2,091	68.6%	24,475	13,697	78.7%
Peru	-	431	-	-	3,771	-
TOTAL	30,907	31,866	-3.0%	268,623	310,116	-13.4%
Aircraft Movements
Argentina	38,091	36,327	4.9%	343,034	338,064	1.5%
Italy	7,965	7,931	0.4%	60,452	61,514	-1.7%
Brazil	12,860	13,235	-2.8%	119,404	119,289	0.1%
Uruguay	2,148	2,054	4.6%	23,143	22,125	4.6%
Ecuador	6,581	5,856	12.4%	59,688	60,958	-2.1%
Armenia	4,272	2,788	53.2%	34,220	20,424	67.5%
Peru	-	2,772	-	-	22,937	-
TOTAL	71,917	70,963	1.3%	639,941	645,311	-0.8%

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 53 airports in 6 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Ecuador, Armenia and Italy). In 2022, Corporación América Airports served 65.6 million passengers, 83.7% above the 35.7 million passengers served in 2021 and 22.1% below the 84.2 million served in 2019. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

Contacts

Investor Relations Contact
Patricio Iñaki Esnaola
Email: patricio.esnaola@caairports.com
Phone: +5411 4899-6716